Aaidebook Holdings, Inc.



ANNUAL REPORT

1960 NE 47th St STE 100

Ft Lauderdale, FL 33308

0

https://aaidebook.com/

This Annual Report is dated March 5, 2026.

BUSINESS

Company Overview

Aaidebook is a forward-thinking provider of home healthcare services, specializing in the delivery of personalized and skilled care directly to the residences of our clients. Aaidebook enters the healthcare sector with a dual-fold mission: to address the imperative challenge of ensuring the seamless delivery of home healthcare. Despite the pressing demand for efficient care management, this industry remains fragmented and riddled with operational inefficiencies. Our comprehensive solution incorporates Software-as-a-Service ("SaaS") technology to optimize the operations of care providers, thereby bringing a sense of order to what is currently a chaotic landscape. We firmly believe that this approach represents the solution to a significant problem that profoundly impacts countless lives.

Additionally, our organization functions as a healthcare provider, offering in-home nursing and caregiver services tailored to elderly and ailing individuals. Our overarching mission is to empower senior citizens to maintain their residences rather than relocate to nursing homes, ensuring they receive the essential care needed for healthier and more fulfilling lives.

We are deeply committed to enhancing these services through the strategic deployment of technology. To this end, we have developed our proprietary software, known as "OnTime ITS," which we believe has demonstrated its efficacy in optimizing our operations. Recognizing the success of this software internally, we have expanded our horizons by extending licensing opportunities to other companies operating in the senior care and medical staffing sectors. We think this initiative will enable us to share our technological advancements and further enhance the quality of care provided to those in need.

Corporate Structure

HHC IT Solutions Inc ("HHC") was incorporated on October 13, 2017, in the state of Delaware. HHC holds the OnTime ITS software. Karl Pierre owned 100% of HHC common stock.

Aaidebook Inc ("Aaidebook Florida") was incorporated on February 17, 2020, in the state of Florida. Aaidebook Florida is the operating entity for homecare services. Karl Pierre owned 100% of Aaidebook Florida common stock.

Aaidebook Holdings, Inc. was incorporated in Delaware on September 28, 2023, as a holding company. Karl Pierre exchanged all of his shares of common stock of HHC and Aaidebook Florida in exchange for 4,640,000 shares of common stock of Aaidebook Holdings, Inc. After the share exchange, Aaidebook Holdings, Inc. owns 100% of the common stock of both HHC and Aaidebook Florida.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $287,477

Number of Securities Sold: 318,243

Use of proceeds: Business Development & Growth Capital

Date: Feb 15, 2024

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Revenue
Revenue for fiscal year 2023 was $1,044,687 compared to $1,924,366 in fiscal year 2024
The 84% growth in revenue is attributable to patient census growth in the home healthcare services and 57% decrease in software sales for OnTime ITS as the pricing model for startup clients was reduced to promote enrollment.

Cost of sales
Cost of Sales for fiscal year 2023 was $847,518 compared to $1,744,537in fiscal year 2024.
The 105% increase in cost of sales is attributable to patient census growth in the home healthcare services concentrated mostly in personal care.

Gross profits
Gross margins for fiscal year 2023 were -$114,821 compared to -$123,941 in fiscal year 2024.
The 8% increase in losses is attributable to increase operational overhead. The increase of losses of 8% vs top line growth of 84% demonstrates a slow down in burn relative to growth. Overhead expenses were actively reduced year over year.

Expenses
Expenses for fiscal year 2023 were $382,691 compared to $269,099 in fiscal year 2024.
The 30% reduction in operating expenses is attributable to reductions in administrative staff head count, operating expenses, and insurance rate reductions.

Historical results and cash flows:
The Company is currently in the Growth stage and generating revenue. We are of the opinion that the historical cash flows are not indicative of the revenue and cash flows expected for the future because administrative & overhead expenses do not increase at the same ratio as cost of service to revenue. Past cash was primarily generated through skilled home healthcare services with a shift to increased personal care services. Our goal is to increase revenue and cash flow through onboarding and managing more personal care clients and software users. The company believes that future cash flow will increase with continued revenue growth and adjustments in administration as demonstrated in the company's financial statements. The increase in revenue combined with the decrease in expenses means reduce burn rate and improved cash flow.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $117,856.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Short Term Credit
Chase Credit Card $ 33,937

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Karl Pierre

Karl Pierre's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder, Chief Executive Officer, Principal Accounting Officer and Director

Dates of Service: February, 2020 - Present

Responsibilities: Karl is the Co-Founder, Chief Executive Officer, Principal Accounting Officer of Aaidebook, responsible for the executing company goals. Karl does not currently receive salary compensation for this role.

Other business experience in the past three years:

Employer: Entp Life

Title: Owner

Dates of Service: May, 2020 - Present

Responsibilities: Social Media Marketing

Other business experience in the past three years:

Employer: Wage Parity Planning

Title: Consultant

Dates of Service: January, 2015 - Present

Responsibilities: Consulting Compensation & Benefits planning for NY based home care agencies.

Other business experience in the past three years:

Employer: Avalanche Care Inc

Title: CEO

Dates of Service: January, 2001 - June, 2021

Responsibilities: CEO & Administrator for a NY based home healthcare company

Other business experience in the past three years:

Employer: Passive Workforce

Title: Co-Founder, Consultant, and Mentor

Dates of Service: September, 2022 - Present

Responsibilities: I function as a medical staffing consultant providing one on one coaching, web based webinars, and support for entrepreneurs working in the medical staffing industry.

Other business experience in the past three years:

Employer: Solis Spaces

Title: Co-Founder

Dates of Service: December, 2021 - December, 2022

Responsibilities: Secure office space, design, and manage renovations for use as co-working spaces in New York City.

Name: Laura Velasco Perez

Laura Velasco Perez's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Human Resources Director, Secretary, Co-Founder

Dates of Service: February, 2020 - Present

Responsibilities: Laura plans, leads, directs, develops, and coordinates the policies, activities, and staff of the Human Resource department, ensuring legal compliance and implementation of the mission and talent strategy. Laura Does not receive salary compensation for this role.

Other business experience in the past three years:

Employer: Avalanche Care

Title: Compensation Specialist

Dates of Service: August, 2016 - February, 2022

Responsibilities: Help to create plan of company benefits, such as compensation packages, insurance providers and options, and company retirement plan as well as distribute the information among the employees

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Karl Pierre 4,640,000
Matthew Eichie 501
Heather Francois 3,920
Eddy Leger 525
Mohit Jindal 500
Guy E Dorvilus 2,800
CARLOS PACHECO 525
Christopher Kibbe 500
Emmanuel Thomas 2,800
Alexandro Armour 1,150
david celaya 6,002
Frantz Eli Pierre 500
Vincent Chan Mach 600
Christopher Morgan 500
Syndy Benjamin 500
Anthony sydney Loveday 1,150
Sylvester Nandkishorelal 6,000
Frantz Pierre-Louis 1,150
Rakesh Mehta 12,000
Gwen Halley 1,050
Freelance Latin America Corp 5,750
Bemis Mwaura 2,675
Richard Carroll Moore III 2,925
David Botsford 550
Hari O Gupta 1,051
Nicola Tognara 1,150
Bernard Balmir 1,575
Andy Sanchez 2,925
Adam Sampson 605
Mohammad S Haider 2,001
Peter Ng-A-Fook 1,650
Shamecia Burges-Barbour 12,000
Stanley Magloire 550
Ashley Harel 1,100
Joseph FRANCIS 1,150
Andre Lambert 1,050
Anson McArthur George 2,190
Dylan Cain 550
Dylan Cain 550
Lisa Bell 550
GEOFF ZHANG 2,925

gregory aime 11,000
Anthony Oniwe 1,050
Veronika Patricia Oquendo Leon 3,660
Ricardo Harris 1,050
Mark Timothy Chester 500
Gacia Weise 11,500
Philipos Mesfin 1,100
Humroy Boothe 1,050
Edmond Ilvert 550
Johnny Evans 550
amber celaya 6,005
Oriana Patricia Martinez 525
Brian Snouffer 550
Keith Johnson 600
Shaharin Alam 1,050
Orlando Poole 600
Deedra Abboud 718
Marilyn Bakboord 500
Jessica Huffman 550
Nixon Pierre 2368
JEANMARY D JEUNE 500
Lucinda Sulimay 1100
Sierra McCray 600
Beverly Nichols 3210
Romil Patel 5500
Ulf Wilhelm Maakestad 550
Timothy huckaby 550
Anthony James Smith 1265
James Pierre-Glaude 500
Todd Jeffrey Allen 6000
Todd Jeffrey Allen 12500
Paul Enrile 525
Katia Exantus 500
Kimberly Rodriguez 500
Kimberly Renee Brown 2925
Jacqueline Gasparro 1050
Jean Clermont 5750
Yaw Agyeman 1050
Abraham Esfandiary 1050
Theodore Austin Lyons 550
Dennis Lortie 3768
Dennis Lortie 862
Roger Evans 550
Noel Thurau 3210
Jeffrey Schwartz 1150
Thomas Mueller 1150
Levar Cuffy 2675
Jeffrey Larochelle 4680
Talisha E Dorcean 500
Jarett Gross 575
Erik Barlow 500
Shawn Edouard 12000
Felix Gutierrez 2675
Kayser Jose Pena 1100
Michael Celaya 6000
Alex Pernier 550
Alex Pernier 1100
Sheldon M Fisher 550
Tobi Atanda 1050
Ada Stephenson 1200
Denise Thompson 3027
Patrick Ng-a-fook 1575
StartEngine Capital LLC 1578
StartEngine Capital LLC 280
StartEngine Capital LLC 392
Geison Ospina 17250
Fund I, a series of KingsCrowd Capital, LP 11000
Geison Ospina 57500

RELATED PARTY TRANSACTIONS

RELATED PARTY TRANSACTIONS
Balances as of December 31, 2024

The Company and its affiliated entities, all under common ownership and management, engaged in short-term intercompany advances during fiscal year 2024. These transactions were entered into to support working capital needs, operating activities, and liquidity management across affiliated entities.

All related party transactions were unsecured, non-interest-bearing, and structured as short-term loans unless otherwise indicated. The advances were made at 0% interest and include defined repayment terms extending into 2025 and 2026.

The following summarizes the outstanding balances as of December 31, 2024:

- HHC IT to Investment ENTPLIFE – Short-term loan – $9,184 – 0% interest – Payable February 9, 2025
- Aaidebook Inc to ACREI LLC – Short-term loan – $12,950 – 0% interest – Payable December 31, 2026
- HHC IT to ACREI LLC – Short-term loan – $8,350 – 0% interest – Payable February 28, 2026
- Aaidebook Holding to Aaidebook Inc – Loan for operating activities – $80,773.37 – 0% interest – Payable December 31, 2026
- HHC IT Solutions to Aaidebook Inc – Short-term loan – $6,750 – 0% interest – Payable February 9, 2025
- Aaidebook Holding to Investment HHC IT Solution – Loan for operating activities – $76,980 – 0% interest – Payable December 31, 2026
- Aaidebook Holdings Inc to Investment Elite Medical Staffing – Short-term loan – $25,000 – 0% interest – Payable October 14, 2025
- Loan Elite Medical Staffing to Aaidebook Inc – Short-term loan – ($20,000) – 0% interest – Payable May 23, 2025
- Loan Avalanche Care to Aaidebook Inc – Short-term loan – ($15,000) – 0% interest – Payable May 23, 2025
- Loan ENTP Life to Aaidebook Inc – Short-term loan – ($1,300) – 0% interest – Payable January 23, 2025
- Aaidebook Holding to Karl Pierre – Short-term loan – $39,000 – 0% interest – Payable December 31, 2026
- Karl Pierre to HHC IT Solutions – Short-term loan – $2,500 – 0% interest – Payable December 31, 2026

Negative balances represent net repayments or settlement adjustments between affiliated entities.

These transactions were undertaken to efficiently allocate capital within the affiliated group and to support operational continuity across entities. Management believes the terms are reasonable given the common ownership structure and the short-term working capital nature of the advances.

No related party transaction involved interest charges, penalties, or preferential terms beyond intercompany liquidity support.

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,200,000 of Common Stock.

Common Stock

The amount of security authorized is 7,500,000 with a total of 6,118,243 outstanding.

Voting Rights

One Vote Per Share

Material Rights

The amount outstanding of 6,118,243 includes 1,160,000 issued but unexercised stock options.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. The current market environment may make it difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Aaidebook Holdings Inc was formed on September 28th 2023. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Aaidebook Holdings Inc has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that Aaidebook Holdings Inc is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. Stroke of Pen Risk Disclosure for Home Healthcare Services The Company acknowledges the inherent risks associated with the transition from Fee-for-Service (FFS) to the Patient-Driven Groupings Model (PDGM) in government pricing models for home healthcare services. These "Stroke of Pen Risks" are regulatory changes that can significantly impact reimbursement rates and operational processes with minimal notice. Under PDGM, reimbursement shifts away from volume-based models to focus on patient characteristics and outcomes. Key risk factors include financial uncertainty due to reimbursement rate changes, operational adjustments, fluctuations in patient classification affecting reimbursement, billing complexities with 30-day billing periods, and the need for rigorous regulatory compliance. To mitigate these risks, The Company will closely monitor CMS updates, adapt budgeting, seek revenue diversification, invest in staff training and technology, ensure accurate coding, enhance billing and coding processes, establish a compliance team, and enforce regulatory adherence. Despite these challenges, The Company remains committed to providing exceptional care while safeguarding financial stability. We will adapt strategies as needed to address Stroke of Pen Risks and maintain our commitment to quality patient care. Risk Disclosure for Minimum Wage Changes Impacting Healthcare Workers The company acknowledges the risks associated with minimum wage changes, both at the state and federal levels, affecting healthcare workers. These changes can lead to increased labor costs, deviating from historical baselines. Wage parity laws, aimed at ensuring equitable pay among healthcare workers, may further contribute to short-term cost fluctuations. Key risk factors include mandated wage increases, wage parity laws, and delayed reimbursement rate adjustments in response to wage changes. To mitigate these risks, the company will continuously monitor legislative changes, adjust budgeting to account for wage increases, engage in proactive negotiations for timely reimbursement rate adjustments, and explore workforce optimization strategies. Our commitment is to provide high-quality healthcare services while maintaining financial stability, even when facing regulatory changes impacting labor costs. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on March 5, 2026.

Aaidebook Holdings, Inc.

By /s/ *Karl Pierre*

     Name: Aaidebook Holdings Inc

     Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Combined Balance Sheet
Aaidebook Inc, Aaidebook Holdings And HHC IT Solution Inc

ASSETS	Aaidebook Inc FY 2023	Aaidebook Holding FY 2023	HHC IT Solutions FY 2023	Elimination FY 2023	Combined FY 2023	
Cash Equivalent	$ 8,235	$ 7,745	$ 3,757	$ -	$ 19,736	$ 0
Accounts Receivable	$ 86,958	$ -	$ 323	$ -	$ 87,281	$ -
Short Term Debit	$ (1,101)	$ 25,000	$ 8,044	$ -	$ 31,943	$ -
Long Term Debit	$ 223,700	$ -	$ -	$ -	$ 223,700	$ -
Total Assets	$ 317,792	$ 32,745	$ 12,124	$ -	$ 362,661	$ (0)
LIABILITIES & EQUITY						
Accounts Payable	$ -	$ -	$ -	$ -	$ -	$ -
Short Term Credit	$ 133,168	$ -	$ 7,900	$ -	$ 141,068	$ (0)
Long Term Credit	$ 26,200	$ -	$ -	$ -	$ 26,200	$ -
TOTAL LIABILITIES	$ 159,368	$ -	$ 7,900	$ -	$ 167,268	$ (0)
Equity						
Capital Stock	$ 718,136	$ 35,639	$ 10,022	$ -	$ 763,797	$ 0
Retained Earnings	$ (449,348)	$ -	$ 21,422	$ -	$ (427,926)	$ (0)
Net Income	$ (110,365)	$ (2,894)	$ (27,220)	$ -	$ (140,479)	$ 0
Total Equity	$ 158,424	$ 32,745	$ 4,224	$ -	$ 195,392	$ 0
TOTAL LIABILITIES & EQUITY	$ 317,792	$ 32,745	$ 12,124	$ -	$ 362,660	$ -
	$ -	$ (0)	$ -	$ -	$ (0)	$ 0

Combined Profit and Loss

Revenue						
Total Income	$ 965,015	$ -	$ 79,672	$ -	$ 1,044,687	$ (0)
COGS	$ 819,445	$ -	$ 28,073	$ -	$ 847,518	$ (0)
GM	$ 145,570	$ -	$ 51,599	$ -	$ 197,169	$ (0)
Overhead Cost	$ 182,669	$ 2,894	$ 78,819	$ -	$ 264,382	$ 0
Administration Cost	$ 136,629	$ -	$ -	$ -	$ 136,629	$ -
Other Income / Exp	$ (63,363)	$ -	$ -	$ -	$ (63,363)	$ -
Net Income	$ (110,365)	$ (2,894)	$ (27,220)	$ -	$ (140,479)	$ (0)
	$ -	$ 0	$ -	$ -	$ 0	$ (0)

Combined Statement of Cash Flows

OPERATING ACTIVITIES						
Net Income	$ (110,365)	$ (2,894)	$ (27,220)		$ (140,479)	$ (0)
Adjustments to reconcile Net Income to Net Cash provided by operations:					$ -	
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	$ (275,428)	$ (25,000)	$ 14,456	$ -	$ (285,972)	$ (0)
Net cash provided by operating activities	$ (385,793)	$ (27,894)	$ (12,763)	$ -	$ (426,450)	$ (0)
INVESTING ACTIVITIES					$ -	$ -
13504 Investment ACREI LLC	$ (96,500)				$ (96,500)	$ -
17211 Accumulated Depreciation:IT Equipment Accu. Depreciation	$ 999				$ 999	$ -
18000 Beverly Home Health Care, INC	$ (50,000)				$ (50,000)	$ -
18001 Lincesed home care (LHCSA)	$ (80,000)				$ (80,000)	$ -
Net cash provided by investing activities	$ (225,501)	$ -	$ -	$ -	$ (225,501)	$ -
FINANCING ACTIVITIES					$ -	$ -
30101 Capital Stock:Owner Contribution K. Pierre	$ 618,136	$ 1,000	$ -		$ 619,136	$ -
Capital Stock:Share Raise:Additonal Paid in Capital	$ -	$ 34,639	$ -		$ 34,639	$ -
Net cash provided by financing activities	$ 618,136	$ 35,639	$ -	$ -	$ 653,775	$ 0
NET CASH INCREASE FOR PERIOD	$ 6,842	$ 7,745	$ (12,763)	$ -	$ 1,823	$ (0)
Cash at beginning of period	$ 1,393	$ -	$ 16,520		$ 17,913	$ -
CASH AT END OF PERIOD	$ 8,235	$ 7,745	$ 3,757	$ -	$ 19,736	$ (0)

Combined Balance Sheet
Aaidebook Inc, Aaidebook Holdings And HHC IT Solution Inc

	Aaidebook Inc	Aaidebook Holding	HHC IT Solutions	Elimination	Combined	
ASSETS	2024	2024	2024	2024	2024	2024
Cash Equivalent	$ 66,390	$ 51,002	$ 464	$ -	$ 117,856	$ 0
Accounts Receivable	$ 211,595	$ -	$ 4,530	$ -	$ 216,125	$ -
Short Term Debit	$ 41,314	$ 221,753	$ 25,142	$ -	$ 288,209	$ (0)
Long Term Debit	$ 223,700	$ -	$ -	$ -	$ 223,700	$ -
Total Assets	$ 542,999	$ 272,755	$ 30,137	$ -	$ 845,891	$ 0
LIABILITIES & EQUITY						
Accounts Payable	$ -	$ -	$ -	$ -	$ -	$ -
Short Term Credit	$ 285,838	$ -	$ 8,195	$ -	$ 294,033	$ 0
Long Term Credit	$ 125,023	$ -	$ 76,980	$ -	$ 202,003	$ -
TOTAL LIABILITIES	$ 410,861	$ -	$ 85,175	$ -	$ 496,036	$ 0
Equity						
Capital Stock	$ 776,337	$ 288,477	$ (22,613)	$ -	$ 1,042,201	$ 0
Retained Earnings	$ (559,712)	$ (2,894)	$ (5,798)	$ -	$ (568,405)	$ 0
Net Income	$ (84,487)	$ (12,828)	$ (26,627)	$ -	$ (123,941)	$ 0
Total Equity	$ 132,138	$ 272,755	$ (55,038)	$ -	$ 349,855	$ 0
TOTAL LIABILITIES & EQUITY	$ 542,999	$ 272,755	$ 30,137	$ -	$ 845,891	$ 0
	$ -	$ -	$ -	$ -	$ -	$ -

Combined Profit and Loss

Revenue	2024	2024	2024	2024	2024	2024
Total Income	$ 1,878,301	$ -	$ 46,066	$ -	$ 1,924,366	$ -
COGS	$ 1,693,599	$ -	$ 50,938	$ -	$ 1,744,537	$ 0
GM	$ 184,702	$ -	$ (4,873)	$ -	$ 179,829	$ (0)
Overhead Cost	$ 152,562	$ 9,831	$ 14,763	$ -	$ 177,156	$ 0
Administration Cost	$ 97,423	$ 2,996	$ 6,991	$ -	$ 107,411	$ 0
Other Income / Exp	$ (19,204)	$ -	$ -	$ -	$ (19,204)	$ -
Net Income	$ (84,487)	$ (12,828)	$ (26,627)	$ -	$ (123,941)	$ (0)
	$ 0	$ -	$ -	$ -	$ 0	$ (0)

Combined Statement of Cash Flows

OPERATING ACTIVITIES						
Net Income	$ (84,487)	$ (12,828)	$ (26,627)		$ (123,941)	$ 0
Adjustments to reconcile Net Income to Net Cash provided by operations:					$ -	
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 98,691	$ (196,753)	$ 48,484	$ -	$ (49,578)	$ -
Net cash provided by operating activities	$ 14,205	$ (209,581)	$ 21,857	$ -	$ (173,519)	$ (0)
INVESTING ACTIVITIES					$ -	$ -
13504 Investment ACREI LLC	$ (14,450)				$ (14,450)	$ -
17211 Accumulated Depreciation:IT Equipment Accu. Depreciation	$ 199				$ 199	$ -
Net cash provided by investing activities	$ (14,251)	$ -	$ -	$ -	$ (14,251)	$ -
FINANCING ACTIVITIES					$ -	$ -
30101 Capital Stock:Owner Contribution K. Pierre	$ 58,201		$ (32,635)		$ 25,566	$ -
Capital Stock:Share Raise:Additonal Paid in Capital	$ -	$ 252,838	$ -		$ 252,838	$ -
Net cash provided by financing activities	$ 58,201	$ 252,838	$ (32,635)	$ -	$ 278,404	$ -
NET CASH INCREASE FOR PERIOD	$ 58,155	$ 43,257	$ (10,778)	$ -	$ 90,634	$ (0)
Cash at beginning of period	$ 8,235	$ 7,745	$ 11,243		$ 27,222	$ 0
CASH AT END OF PERIOD	$ 66,390	$ 51,002	$ 464	$ -	$ 117,856	$ (0)

	Preferred Stock		Common stock		Paid-in Capital	Accumulated Deficit	Stockholders' Deficit
	Shares	Amount	Shares	Amount			
Inception	-	$ -	-	$ -	$ -		$ -
Issuance of founders stock	-	-	4,640,000	$ 464.00	$ 1,000.00	$ -	$ 1,464.00
Shares issued for services	-	-	1,578	$ 0.16	$ -	$ -	$ 0.16
Shares Issued for capital			62,234	$ 6.22	$ 34,639.28		$ 34,645.50
Contributed capital	-	-	-	$ -	$ -	$ -	$ -
Net income (loss)	-	-	-	$ -	$ -	$ (140,479.00)	$ (140,479.00)
December 31st, 2023	-	$ -	4,703,812	$ 470	$ 35,639	$ (140,479)	$ (104,369)
Shares issued for services	-	-	672	$ 0.07	$ -	$ -	$ 0.07
Shares issued for capital	-	-	253,759	$ 25.38	$ 252,837.72	$ -	$ 252,863.10
Stock option compensation	-	-	-	$ -	$ -	$ -	$ -
Net income (loss)	-	-	-	$ -	$ -	$ (123,941.00)	$ (123,941.00)
December 31st, 2024	-	$ -	4,958,243	$ 496	$ 288,477	$ (264,420)	$ 24,553

NOTE 1 – NATURE OF OPERATIONS

Aaidebook Holdings Inc was formed on September 25th 2023 ("Inception") in the State of Delaware. The financial statements of Aaidebook Holdings Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in 1960 NE 47th Street, Suite 100, Fort Lauderdale FL 33308

Aaidebook Holdings Inc builds software for businesses that send workers into the field. We began as a home care agency and continue providing home care services today, using our own platform to manage schedules, time tracking, notes, payroll, and billing. What started as an internal solution became our OnTime software, which we now license to other service-based businesses like home care, childcare, landscaping, housekeeping, and similar teams that operate outside the office. Our mission is to bring modern, practical infrastructure to industries that have traditionally relied on outdated and fragmented systems.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from home care services and software subsciptions when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Florida state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
Chase Credit Card - $33,937

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 7,500,000 shares of our common stock with par value of $0.0001 per share As of January 1st 2026, the company has issued 4,985,243 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company and its affiliated entities, all under common ownership and management, engaged in short-term intercompany advances during fiscal year 2024. These transactions were entered into to support working capital needs, operating activities, and liquidity management across affiliated entities.
All related party transactions were unsecured, non-interest-bearing, and structured as short-term loans unless otherwise indicated. The advances were made at 0% interest and include defined repayment terms extending into 2025 and 2026.

The following summarizes the outstanding balances as of December 31, 2024:

• HHC IT to Investment ENTPLIFE – Short-term loan – $9,184 – 0% interest – Payable February 9, 2025
• Aaidebook Inc to ACREI LLC – Short-term loan – $12,950 – 0% interest – Payable December 31, 2026
• HHC IT to ACREI LLC – Short-term loan – $8,350 – 0% interest – Payable February 28, 2026
• Aaidebook Holding to Aaidebook Inc – Loan for operating activities – $80,773.37 – 0% interest – Payable December 31, 2026
• HHC IT Solutions to Aaidebook Inc – Short-term loan – $6,750 – 0% interest – Payable February 9, 2025
• Aaidebook Holding to Investment HHC IT Solution – Loan for operating activities – $76,980 – 0% interest – Payable December 31, 2026
• Aaidebook Holdings Inc to Investment Elite Medical Staffing – Short-term loan – $25,000 – 0% interest – Payable October 14, 2025
• Loan Elite Medical Staffing to Aaidebook Inc – Short-term loan – ($20,000) – 0% interest – Payable May 23, 2025
• Loan Avalanche Care to Aaidebook Inc – Short-term loan – ($15,000) – 0% interest – Payable May 23, 2025
• Loan ENTP Life to Aaidebook Inc – Short-term loan – ($1,300) – 0% interest – Payable January 23, 2025
• Aaidebook Holding to Karl Pierre – Short-term loan – $39,000 – 0% interest – Payable December 31, 2026
• Karl Pierre to HHC IT Solutions – Short-term loan – $2,500 – 0% interest – Payable December 31, 2026

Negative balances represent net repayments or settlement adjustments between affiliated entities. These transactions were undertaken to efficiently allocate capital within the affiliated group and to support operational continuity across entities.

Management believes the terms are reasonable given the common ownership structure and the short-term working capital nature of the advances.

No related party transaction involved interest charges, penalties, or preferential terms beyond intercompany liquidity support.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after September 25th, 2023 through December 31 2024, 02/18/2026 the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Karl Pierre, the Chief Executive Officer of Aaidebook Holdings Inc., hereby certify that the financial statements of Aaidebook Holdings Inc. and notes thereto for the periods ending December 31st 2023 and December 31st 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2024 the amounts reported on our tax returns were total income of $1,924,366; taxable income of -$123,941 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the February 17th 2026.

_______________ (Signature)

CEO (Title)

2/17/2026 (Date)

CERTIFICATION

I, Karl Pierre, Principal Executive Officer of Aaidebook Holdings, Inc., hereby certify that the financial statements of Aaidebook Holdings, Inc. included in this Report are true and complete in all material respects.

Karl Pierre

CEO